

June 30, 2009

By U.S. mail and facsimile to (713) 993-4611

Mr. Rick Berry, Chief Financial Officer
Sanders Morris Harris Group Inc.
600 Travis, Suite 5800
Houston, TX 77002

> **RE:** **Sanders Morris Harris Group Inc.**
> **Form 10-K for the year ended December 31, 2008 filed March 16, 2009**
> **Form 10-Q for the quarter ended March 31, 2009**
> **Definitive Proxy Statement on Schedule 14A filed April 15, 2009**
> **Form 8-K filed May 11, 2009**
> **File No. 0-30066**

Dear Mr. Berry:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 1A. Risk Factors, page 10

1. We note your statement introducing your risk factors discussion that "[t]he following are some of the more important factors that could affect your businesses." In future filings, please disclose all known material risk factors.

Item 3. Legal Proceedings, page 21

2. We note that, as of the date of your most recent quarterly report on Form 10-Q, three purchasers of Ronco convertible preferred stock have filed a complaint against you and others. In future filings, please name the plaintiffs involved in these actions and describe the relief being sought, including the amount of monetary damages, if any. See Item 103 of Regulation S-K.

Management's Discussion and Analysis, page 26

Overview, page 26

3. The purpose of this subsection is to provide investors with an introductory understanding of Sanders Morris and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. Please enhance the disclosure in this section to discuss the events, trends, risks, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operation. Your disclosure in this section should discuss key challenges and risks on which you are focused in both the short and long term as well as the steps you are taking to address them. Please refrain from duplicating information that may be in other parts of the MD&A section or in the Business section of the Form 10-K. Your discussion should highlight the most important matters on which you are focusing in evaluating your specific financial condition and operating performance. For a more detailed discussion of what is expected under this subheading and in the MD&A section in general, please refer to the Commission's MD&A interpretive guidance in Commission Release No. 33-8350 (December 29, 2003). See also Item 303 of Regulation S-K.

Results of Operations, page 27

4. Your discussion of the results of operations frequently does not quantify sources of material changes. Furthermore, prefacing the reference to these sources of changes with the word "primarily" or "principally" obscures the ability of the reader to identify the material sources of the change. Please consult section III of Release No. 33-8350 and revise your disclosure as appropriate.

Critical Accounting Policies/Estimates, page 35

Goodwill, page 35

5. We note the $56.5 million goodwill impairment charge recorded in the fourth quarter 2008. Please revise future filings to disclose the reporting units to which this impairment is attributable and the related amounts thereto. Disclose the

amounts of goodwill remaining in each of your reporting units. Disclose also whether material amounts of goodwill reside in reporting units with implied fair values that do not significantly exceed the carrying amount of corresponding goodwill. Given that goodwill is 28% of total equity at December 31, 2008, such disclosures are necessary for readers to assess the risk and proximity of future goodwill impairment charges. Also refer to Item 303(a)(3)(ii) of Regulation S-K. Please also address these comments as they relate to the $13.8 million goodwill charge recognized in the first quarter 2009.

6. We note that despite the significant goodwill impairment charge, December 31, 2008 market capitalization was still significantly below the book value of your equity, which deficit has increased at March 31, 2009. Please provide a reconciliation of your market capitalization and your SFAS 142 fair value measurements for each of these periods in future filings. Such reconciling information, for example, the use of any control premium estimates/assumptions, should also be disclosed and explained in future filings, pursuant to Section 501.14 of the Financial Reporting Codification.

7. The $56.5 million fourth quarter 2008 goodwill impairment charge had 3025% and 181% impacts on fourth quarter and annual 2008 net loss, respectively. The $13.8 million first quarter 2009 goodwill impairment charge had a 440% impact on first quarter 2009 net loss. The disclosure on page 36 of the 10-K and page 12 of the 10-Q attributes the impairments to the deterioration in overall macroeconomic conditions and the extended decline in the Company's stock price. Given the materiality of these charges, this disclosure should be revised in future filings to fully identify the changes in estimates that precipitated the impairment. Pursuant to Section 501.14 of the Financial Reporting Codification, please identify the material assumptions and estimates that changed between the April 30, 2008 test, the November 30, 2008 test and the February 28, 2009 test and quantify the impact of these changes on the impairment calculation. Disclose whether the February 2009 cash flow projections assume any negative future cash flows, and if so, for how long. Note also the requirement to specifically discuss the accuracy of management's past estimates.

8. Pursuant to Section 501.12.b.4 of the Financial Reporting Codification, please disclose the specific business, competitive and economic factors that caused the adverse operating results that precipitated the impairments at both November 2008 and February 2009. For example, disclose whether there was a loss of major clients, etc. Quantify the duration and the extent to which the sales, income and cash flows of the affected businesses had been performing below expectations. State whether the businesses were generating negative cash flows prior to the impairment charge. If the impaired goodwill is largely from a specific business acquisition then that acquisition should be identified.

4. Securities Owned and Securities Sold, Not Yet Purchased, page 51

9. On page 53 you state the Company recognized a $50.4 million gain on the sale of your interests in Salient Partners and Endowment Advisers. Please tell us and disclose in future filings where the sale and gain related to this transaction is included in the statement of operations and statement of cash flows.

Item 9A. Controls and Procedures, page 70

Management's Annual Report on Internal Control over Financial Reporting, page 70

10. We note your statement that you <u>believe</u> your internal controls over financial reporting were effective as of December 31, 2008. Please confirm, and in future filings disclose, that your management <u>concluded</u> that your internal controls over financial reporting were effective as of the end of your fiscal year. In addition, please include a statement that your auditor has issued an attestation report on your internal control over financial reporting, and address whether there were any changes in your internal control over financial reporting. See Items 308(a)(3) and (4) and 308(c) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 74

11. Please file or incorporate by reference as a material contract Mr. Edelman's employment agreement to which you refer on page 12 of your annual proxy statement. See Item 601(b)(10)(iii)(A) of Regulation S-K.

Form 10-Q for the quarter ended March 31, 2009

10. Commitments and Contingencies, page 15

12. We note that the Capital Markets segment accounts for 51% of consolidated revenues as of March 31, 2009. Please disclose in future filings how much of this 51% will be sold in the pending agreement with PAC3, Siwanoy and the New BD. It appears that once this transaction is closed, you plan to center your operations solely around your asset/wealth management business. In this regard, it is not clear how your purchase of the additional 66% in Edelman Financial Advisers will, if at all, compensate for the loss of the businesses that constitute the Capital Markets disposal. Therefore, please revise future filings to explain how these transactions are expected to impact reported revenues and expenses, pursuant to Item 303(a)(i) of Regulation S-K. Also, please ensure you address compliance with SFAS 131 for future filings once the transaction is closed. We note that currently, it appears you have and report five segments, although you disclose on page 17 that you have only two operating segments (Asset/Wealth

Management and Capital Markets) and one non-operating segment (Corporate Support and Other).

Item 6. Exhibits, page 32

Exhibit 31.2

13. We note that you have omitted the phrase "for the registrant" in paragraph 4 of the certification signed by your chief financial officer. In future filings, please file the certifications required by Rule 13a-14(a) of the Exchange Act exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 12

Bonuses, page 13

14. We note that when a bonus pool is available "[o]ne-half of the bonus pool could be allocated to the named executive officers pursuant to a fixed formula and one-half could be allocated among the named executives at the discretion of the Compensation Committee." In future filings, please disclose the fixed formula to which you refer, and discuss the factors that your compensation committee takes into consideration when exercising its discretion to allocate bonus amounts. In addition, please discuss how the "discretionary bonus plan" fits into your overall compensative objectives. See Items 402(b)(1)(v) and (vi) and (2)(vii) of Regulation S-K.

15. We also note that you sometimes award supplemental bonuses based on special circumstances or accomplishments. In future filings, please discuss how you determined the bonus amounts payable to each NEO from the available bonus pool. See Item 402(b)(1)(v) and (2)(vii) of Regulation S-K.

Long-Term Incentive Compensation, page 13

16. We note that you granted restricted stock awards to Messrs. Berry, McMaken, and Unger in 2008. In future filings, please discuss how you determine the number of restricted shares to award each NEO and the purpose of these awards as it relates to your overall compensation objectives. See Item 402(b)(1)(v) and (vi) of Regulation S-K.

Form 8-K Dated May 11, 2009

Item 9.01. Financial Statements and Exhibits, page 3

17. We note that you have omitted the schedules and exhibits to the Credit Agreement dated May 11, 2009. Please file a complete copy of this credit agreement that includes the omitted schedules and exhibits.

*   *   *   *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem at (202) 551-3330 or, in his absence, Jay Ingram at (202) 551-3397, with any other questions.

Sincerely,

Terence O'Brien
Branch Chief